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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48313

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH, D.C. 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAPLAN & CO. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NE MIZNER BOULEVARD, SUITE 524
(No. and Street)

BOCA RATON	FLORIDA	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JED KAPLAN (561) 672-4727
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, JED KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAPLAN & CO. SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

ANNETTE DE LUCA
NOTARY PUBLIC STATE OF FLORIDA
My Comm Exp. 4/29/2002
No. CC 738007
[ ] Personally Known [ ] Other I.D.

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 5

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kaplan & Co. Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Kaplan & Co. Securities, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kaplan & Co. Securities, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 6, 2002

KAPLAN & CO. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
DUE FROM BROKER (NOTES 2 AND 4)	$	630,680
SECURITIES OWNED, AT MARKET (Notes 4 and 6)		391,792
INTEREST RECEIVABLE		18,681
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $27,502		16,650
OTHER ASSETS		23,247
	$	1,081,050
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	197,683
LEASE COMMITMENT (NOTE 5)		
STOCKHOLDER'S EQUITY		883,367
	$	1,081,050

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Kaplan & Co. Securities, Inc. (the Company) is a broker-dealer specializing in collateralized mortgage obligations and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions

Securities transactions, including derivative instruments held for trading purposes (Note 4), are reported on a trade date basis, and are valued at quoted market or dealer quotes. The Board of Directors has discretion in valuing any position for which market quotations are not readily available.

The Company has an investment in a limited partnership that invests mainly in mortgage backed securities. The management of this limited partnership has valued the Company's investment at December 31, 2001 at $64,743.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over five years for furniture and fixtures and seven years for equipment, the estimated useful lives of the assets.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the stockholder's consent, has elected to be treated as an S Corporation for federal and state income tax purposes. Under this election, no provision for income taxes is made since such taxes are the personal responsibility of the stockholder.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKER

The amount due from broker is a combination of operating cash at the broker and the differential of amounts due to and from the Company on securities transactions. The Company maintains checking privileges at its broker, collateralized by securities held by the broker. These amounts are highly liquid and are considered cash for the statement of cash flows.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $760,797, which exceeded the requirements by $660,797. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.26 to 1 at December 31, 2001.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York City. At December 31, 2001, all securities owned, interest receivable and the amount due from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

NOTE 4. RISK CONCENTRATIONS (Continued)

Derivative Instruments

The Company has adopted Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities", which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in fixed income-related derivative contracts, primarily collateralized mortgage obligations. In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

These derivative instruments are traded on the inter-dealer market with other financial institutions of the highest rating. As such, the risk of counterparty non-performance is deemed to be insignificant.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease expiring on December 31, 2002. The approximate future minimum lease payments under this lease are $56,800 for the year ending December 31, 2002. The lease requires payment of base rent plus additional operating costs.

NOTE 6. SECURITIES OWNED, AT MARKET

At December 31, 2001, securities owned, at market consisted of the following:

Government and government agency collateralized mortgage obligations	$	320,797
Limited partnership interest		64,743
Corporate collateralized mortgage obligation		6,252
	$	391,792

At December 31, 2001, the unrealized loss on securities owned was $59,307.